UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2019

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Form 6-K contains the quarterly report of Galmed Pharmaceuticals Ltd. (the “Company”), which includes the Company’s unaudited consolidated financial statements for the three and nine months ended September 30, 2019, together with related information and certain other information. The Company is not subject to the requirements to file quarterly or certain other reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company does not undertake to file or cause to be filed any such reports in the future, except to the extent required by law.

On November 6, 2019, the Company issued a press release announcing the filing of its financial results for the three and nine months ended September 30, 2019 with the Securities and Exchange Commission. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Form 6-K and the text under the heading “Financial Summary - Third Quarter 2019 vs. Third Quarter 2018” in Exhibit 99.1 is incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-223923).

FINANCIAL INFORMATION

Financial Statements

GALMED PHARMACEUTICALS LTD.
Consolidated Balance Sheets
U.S. Dollars in thousands, except share data and per share data

	As of September 30, 2019	As of December 31, 2018
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$18,291	$24,159
Short-term deposits	20,408	6,067
Marketable debt securities	41,031	59,962
Other accounts receivable	898	218
Total current assets	80,628	90,406

Right of use assets	548	-
Property and equipment, net	176	194
Total non-current assets	724	194

Total assets	$81,352	$90,600

Liabilities and stockholders' equity

Current liabilities
Trade payables	$2,742	$1,814
Other accounts payable	798	892
Total current liabilities	3,540	2,706

Non-current liabilities
Lease obligation	$389	$-
Total non-current liabilities	389	-

Ordinary shares par value NIS 0.01 per share; Authorized 50,000,000; Issued and outstanding: 21,124,110 shares as of September 30, 2019; 21,018,919 shares as of December 31, 2018	58	58
Additional paid-in capital	175,963	174,322
Accumulated other comprehensive gain (loss)	52	(11)
Accumulated deficit	(98,650)	(86,475)
Total stockholders' equity	77,423	87,894

Total liabilities and stockholders' equity	$81,352	$90,600

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Operations (Unaudited)
U.S. Dollars in thousands, except share data and per share data

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenue	$-	$1,500	$-	$2,038

Research and development expenses	4,054	1,693	10,817	5,577

General and administrative expenses	953	987	2,931	2,975

Total operating expenses	5,007	1,180	13,748	6,514

Financial income, net	493	296	1,573	439

Loss before income taxes	4,514	884	12,175	6,075

Taxes on Income	-	75	-	75

Net loss	$4,514	$959	$12,175	$6,150

Basic and diluted net loss per share	$0.21	$0.05	$0.58	$0.36

Weighted-average number of shares outstanding used in computing basic and diluted net loss per share	21,123,418	20,953,421	21,109,421	17,167,911

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Comprehensive Loss (Unaudited)
U.S. Dollars in thousands

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Net loss	$4,514	$959	$12,175	$6,150

Other comprehensive loss:
Net unrealized loss (gain) on available for sale securities	(11)	(19)	(63)	3

Comprehensive loss	$4,503	$940	$12,112	$6,153

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)
U.S. Dollars in thousands, except share data and per share data

	Ordinary shares		Additional paid-in	Accumulated other Comprehensive	Accumulated
	Shares	Amount	capital	loss	Deficit	Total
Balance - December 31, 2017	14,435,161	$40	$92,381	$(7)	$(76,619)	$15,795
Stock-based compensation	-	-	417	-	-	417
Exercise of options and restricted stock units	328,333	1	879	-	-	880
Issuance of ordinary shares and warrants	1,000,000	3	5,962	-	-	5,965
Issuance of ordinary shares (Underwriter agreement)	5,000,000	14	70,290	-	-	70,304
Issuance of ordinary shares (ATM offering)	149,260	(*)	2,895	-	-	2,895
Unrealized loss from marketable debt securities	-	-	-	(22)	-	(22)
Net loss	-	-	-	-	(5,191)	(5,191)
Balance - June 30, 2018	20,912,754	$58	$172,824	$(29)	$(81,810)	$91,043
Stock-based compensation	-	-	628	-	-	628
Exercise of options and restricted stock units	91,074	(*)	17	-	-	17
Unrealized gain from marketable debt securities	-	-	-	19	-	19
Net loss	-	-	-	-	(959)	(959)
Balance - September 30, 2018	21,003,828	$58	$173,469	$(10)	$(82,769)	$90,748

	Ordinary shares		Additional paid-in	Accumulated other Comprehensive	Accumulated
	Shares	Amount	capital	loss	Deficit	Total
Balance - December 31, 2018	21,018,919	$58	$174,322	$(11)	$(86,475)	$87,894
Stock-based compensation	-	-	1,007	-	-	1,007
Exercise of options and restricted stock units	102,418	(*)	95	-	-	95
Unrealized gain from marketable debt securities	-	-	-	52	-	52
Net loss	-	-	-	-	(7,661)	(7,661)
Balance - June 30, 2019	21,121,337	$58	$175,424	$41	$(94,136)	$81,387
Stock-based compensation	-	-	539	-	-	539
Exercise of options and restricted stock units	2,773	(*)	-	-	-	-
Unrealized gain from marketable debt securities	-	-	-	11	-	11
Net loss	-	-	-	-	(4,514)	(4,514)
Balance - September 30, 2019	21,124,110	$58	$175,963	$52	$(98,650)	$77,423

 (*) Less than 1 thousand $.

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Consolidated Statements of Cash Flows (Unaudited)
U.S. Dollars in thousands

	Nine months ended September 30,
	2019	2018
Cash flow from operating activities

Net loss	$(12,175)	$(6,150)

Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation and amortization	27	261
Stock-based compensation expense	1,546	1,045
Interest income from short-term deposits	(161)	(21)
Amortization of discount on marketable securities	(93)	(81)
Loss (gain) from realization of marketable securities	(10)	13
Changes in operating assets and liabilities:
Increase in other accounts receivable	(680)	(131)
Increase (decrease) in trade payables	928	(988)
Decrease in other accounts payable	(253)	(183)
Decrease in deferred revenue	-	(538)
Net cash used in operating activities	(10,871)	(6,773)

Cash flow from investing activities
Purchase of property and equipment	(9)	(53)
Investment in available for sale securities	(72,600)	(88,180)
Investment in short-term deposits, net	(14,180)	(6,000)
Consideration from sale of available for sale securities	91,697	33,907
Net cash provided in (used in) investing activities	4,908	(60,326)

Cash flow from financing activities
Issuance of ordinary shares and warrants, net of issuance costs	-	79,118
Proceeds from exercise of options	95	943
Net cash provided in financing activities	95	80,061

Increase (Decrease) in cash and cash equivalents	(5,868)	12,962
Cash and cash equivalents at the beginning of the period	24,159	13,021
Cash and cash equivalents at the end of the period	$18,291	$25,983

Supplemental disclosure of cash flow information:
Cash received from interest	$1,542	513

Non-cash transactions:
Recognition of right-of-use asset and lease liability from adoption of ASU 2016-02	$679	-

The accompanying notes are an integral part of the interim consolidated financial statements.

GALMED PHARMACEUTICALS LTD.
Notes to Consolidated Financial Statements

Note 1 - Basis of presentation

Galmed Pharmaceuticals Ltd. (the “Company”) is a clinical-stage biopharmaceutical company primarily focused on the development of therapeutics for the treatment of liver diseases. The Company was incorporated in Israel on July 31, 2013 and commenced operations on February 2, 2014. The Company holds a wholly-owned subsidiary, Galmed International Ltd., which was incorporated in Malta. Galmed International Ltd. previously held a wholly-owned subsidiary, Galmed Medical Research Ltd., which was incorporated in Israel, and had been an inactive company since 2015 and was liquidated during the first quarter of 2019. The Company also holds a wholly-owned subsidiary, Galmed Research and Development Ltd., which was incorporated in Israel.

These unaudited interim consolidated financial statements have been prepared as of September 30, 2019 and for the three and nine months period then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2018 that are included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 13, 2019 (the "Annual Report"). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2019.

Note 2 - Summary of significant accounting policies

The significant accounting policies that have been applied in the preparation of the unaudited consolidated interim financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F except for the adoption of Accounting Standards Update (‘ASU”) 2016-02.

In February 2016, the Financial Accounting Standards Board issued ASU 2016-02, Leases (Topic 842). This ASU requires entities that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by leases with lease terms of more than 12 months. The Company adopted this ASU effective January 1, 2019 using the modified retrospective application, applying the new standard to leases in place as of the adoption date. Prior periods have not been adjusted.

Recently issued accounting pronouncements

In May 2019, the FASB issued ASU 2019-05—Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. The amendments in ASU No. 2019-05 provide an option to irrevocably elect the fair value option, on an instrument-by-instrument basis, for eligible financial assets measured on an amortized cost basis upon adoption of the credit losses standard. The ASU is effective for the Company beginning on January 1, 2020.

Note 3 - Stockholders' Equity

1.	During the nine months ended September 30, 2019, certain employees and consultants exercised options into an aggregate of 96,523 ordinary shares of the Company, NIS 0.01 par value per share, for total consideration of $0.1 million.

2.	During the nine months ended September 30, 2019, restricted stock units held by certain officers and employees vested resulting in the issuance of 8,668 ordinary shares of the Company, NIS 0.01 par value per share.

3.	In May 2019, the Company granted options to purchase 47,500 ordinary shares of the Company to several employees. The options are exercisable at $7.79 per share, have a 10 year term and vest over a period of four years. The aggregate grant date fair value of such options was approximately $0.3 million.

4.	In August 2019, the Company granted options to purchase 20,000 ordinary shares of the Company to one of its consultants. The options are exercisable at $6.04 per share, have a 10 year term and vest over a period of four years. The aggregate grant date fair value of such options was approximately $0.1 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

All references to “we,” “us,” “our,” “the Company” and “our Company”, in this Form 6-K are to Galmed Pharmaceuticals Ltd. and its subsidiaries, unless the context otherwise requires. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 0.01 nominal par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this Form 6-K has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts and percentages listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Form 6-K to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this Form 6-K, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

•	the timing and cost of our planned pivotal Phase 3/4 ARMOR trial, or the ARMOR Study, for our product candidate, Aramchol;

•	completion and receiving favorable results of the ARMOR Study for Aramchol or any other pre-clinical or clinical trial;

•	regulatory action with respect to Aramchol by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

•	the commercial launch and future sales of Aramchol and any future product candidates;

•	our ability to comply with all applicable post-market regulatory requirements for Aramchol in the countries in which we seek to market the product;

•	our ability to achieve favorable pricing for Aramchol;

•	our expectations regarding the commercial market for non-alcoholic steato-hepatitis, or NASH, in patients;

•	third-party payor reimbursement for Aramchol;

•	our estimates regarding anticipated capital requirements and our needs for additional financing;

•	market adoption of Aramchol by physicians and patients;

•	the timing, cost or other aspects of the commercial launch of Aramchol;

•	the development and approval of the use of Aramchol for additional indications or in combination therapy; and

•	our expectations regarding licensing, acquisitions and strategic operations.

We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 13, 2019 in greater detail under the heading “Risk Factors” and elsewhere in the Annual Report and this Form 6-K. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of Aramchol, a liver targeted stearoyl-coenzyme A desaturase-1, or SCD1, modulator, first in class, novel, oral therapy for the treatment of NASH for variable populations. In September 2019, we initiated our Phase 3/4 pivotal ARMOR Study to evaluate the efficacy and safety of Aramchol in subjects with NASH and fibrosis.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. At September 30, 2019, we had current assets of $80.6 million, which includes cash and cash equivalents of $18.3 million, short-term deposits of $20.4 million and marketable debt securities of $41.0 million. This compares with current assets of $90.4 million at December 31, 2018, which consisted of cash and cash equivalents of $24.2 million, short-term deposits of $6.1 million and marketable debt securities of $60.0 million. Although we provide no assurance, we believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Form 6-K. However, we will continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further develop our research and development programs.

Revenues

We have entered into a license agreement with Samil Pharma. Co., Ltd., or the Samil Agreement, for the commercialization of Aramchol in Korea. Under the terms of the Samil Agreement, we have received upfront and milestone payments of $3.6 million, and may be eligible to receive up to approximately $4.5 million in additional payments for development and regulatory milestones for Aramchol in the licensed territories.

During 2018, when we determined that the achievement of our first milestone was probable, we included the variable consideration of $1.5 million as a part of the transaction price allocated to the combined performance obligation including the delivery of the license and completion of the ARREST study. We will re-evaluate the transaction price in each reporting period when events whose outcomes are resolved or other changes in circumstances occur that would indicate it is appropriate to recognize variable consideration as revenue.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent-related legal fees, costs of pre-clinical studies and clinical trials and drug and laboratory supplies. We account for all research and development expenses as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop Aramchol. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

We expect that a substantial amount of our research and development expense in the future will be incurred in support of our current and anticipated pre-clinical and clinical development projects. Due to the inherently unpredictable nature of pre-clinical and clinical development studies, we are unable to estimate with any certainty the costs we will incur in the continued development of Aramchol for NASH and other indications in our pipeline for potential partnering and/or commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We currently expect to continue testing Aramchol in pre-clinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for Aramchol.

While we are currently focused on advancing Aramchol's development, our future research and development expenses will depend on the clinical success of Aramchol, as well as ongoing assessments of Aramchol’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidate in certain indications in order to focus our resources on more promising indications for such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future from current levels as we continue to advance our clinical product development and, potentially, the in-licensing of additional product candidates.

The lengthy process of completing clinical trials and seeking regulatory approval for Aramchol requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational roles, including finance/accounting, legal and other operating positions in connection with our activities. Our other significant general and administrative expenses include non-cash stock-based compensation costs and facilities costs (including the rental expense for our offices in Tel Aviv, Israel), professional fees for outside accounting and legal services, travel costs, investors relations, insurance premiums and depreciation.

Financial Income, Net

Our financial income consists of interest income from marketable securities and our financial expense consists of fees associated with banking activities and losses from realization of marketable securities.

Results of Operations

The table below provides our results of operations for the three and nine months ended September 30, 2019 as compared to the three and nine months ended September 30, 2018.

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except per share data)
Revenue	-	1,500	-	2,038
Research and development expenses	4,054	1,693	10,817	5,577
General and administrative expenses	953	987	2,931	2,975
Total operating expenses	5,007	1,180	13,748	6,514
Financial income, net	493	296	1,573	439
Taxes on income	-	75	-	75
Net loss	4,514	959	12,175	6,150
Other comprehensive loss (income):	(11)	(19)	(63)	3
Comprehensive loss	4,503	940	12,112	6,153
Basic and diluted net loss per share	$0.21	$0.05	$0.58	$0.36

Revenue

During the three and nine months ended September 30, 2019, we had no licensing revenue, as compared to approximately $1.5 million and $2.0 million respectively, for three and nine months ended September 30, 2018. The revenue in 2018 resulted from the recognition of the $1.5 million milestone payment received and the amortization of the up-front payments under the license agreement with Samil Pharm.

Research and Development Expenses

Our research and development expenses amounted to approximately $4.1 million and approximately $10.8 million during the three and nine months ended September 30, 2019, respectively, representing an increase of approximately $2.4 million, or 141%, and approximately $5.2 million, or 93%, respectively, compared to approximately $1.7 million and approximately $5.6 million for the comparable period in 2018.

The increase during the three and nine months ended September 30, 2019 primarily resulted from an increase in clinical and pre-clinical studies and drug development expenses in an amount of approximately $2.1 million and $4.0 million, respectively, related to continuing preparations of the ARMOR trial.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $1.0 million and approximately $2.9 million during the three and nine months ended September 30, 2019, respectively, representing a decrease of approximately $0.01 million, or 3%, and approximately $0.1 million, or 3%, respectively, compared to approximately $1.0 million and approximately $3.0 million for the comparable period in 2018.

Operating Loss

As a result of the foregoing, for the three and nine months ended September 30, 2019, our operating loss was approximately $5.0 million and approximately $13.7 million, respectively, representing an increase of $3.8 million, or 317%, and an increase of $7.2 million, or 111%, respectively, as compared to approximately $1.2 million and approximately $6.5 million for the comparable period in 2018.

Financial Income, Net

Our financial income, net amounted to approximately $0.5 million and approximately $1.6 million during the three and nine months ended September 30, 2019, respectively, compared to $0.3 million and $0.4 million for the comparable period in 2018.

The increase during the three and nine months ended September 30, 2019 primarily resulted from an increase in interest income from marketable debt securities and short-term deposits, as compared to such expenses for the comparable period in 2018.

Net Loss

As a result of the foregoing, for the three and nine months ended September 30, 2019 and 2018, our net loss was approximately $4.5 million and approximately $12.2 million, respectively, representing an increase of $3.5 million, or 350%, and an increase of $6.0 million, or 97%, respectively, as compared to approximately $1.0 million and approximately $6.2 million for the comparable period in 2018.

Liquidity and Capital Resources

To date, we have funded our operations primarily through proceeds from private placements and public offerings.  Under our existing “at the market” equity offering program, or the ATM offering, as of the date hereof, we may sell, from time to time, up to approximately $32.0 million of additional ordinary shares.

We have incurred substantial losses since our inception. As of September 30, 2019, we had an accumulated deficit of approximately $98.7 million and positive working capital (current assets less current liabilities) of approximately $77.0 million. We expect that operating losses will continue for the foreseeable future.

As of September 30, 2019, we had cash and cash equivalents of approximately $18.3 million, short-term deposits of approximately $20.4 million and marketable securities of approximately $41.0 million invested in accordance with our investment policy, totaling approximately $79.7 million, as compared to approximately $24.2 million, $6.1 million and $60.0 million as of December 31, 2018, totaling approximately $90.2 million. The decrease is mainly attributable to our $10.9 million negative cash flow from operations during the nine months ended September 30, 2019.

We had negative cash flow from operating activities of approximately $10.9 million for the nine months ended September 30, 2019, as compared to negative cash flow from operating activities of approximately $6.8 million for the nine months ended September 30, 2018. The negative cash flow from operating activities for the nine months ended September 30, 2019 is mainly attributable to our net loss of approximately $12.2 million, partially offset by non-cash stock-based compensation expenses of approximately $1.5 million.

We had positive cash flow from investing activities of approximately $4.9 million for the nine months ended September 30, 2019, as compared to negative cash flow from investing activities of approximately $60.3 million for the nine months ended September 30, 2018. The positive cash flow from investing activities for the nine months ended September 30, 2019 was primarily due to the net sale of marketable securities, partially offset by an investment in short-term deposits.

We had positive cash flow from financing activities of approximately $0.1 million for the nine months ended September 30, 2019, as compared to positive cash flow from financing activities of approximately $80.1 million for the nine months ended September 30, 2018. The positive cash flow from financing activities for the nine months ended September 30, 2019 was due to the proceeds from exercise of options.

Although there can be no assurance, we believe that our existing cash resources will be sufficient to fund our projected cash requirements for more than 12 months from the date of issuance of this Form 6-K.

Our future capital requirements will depend on many other factors, including:

•	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval for Aramchol;

•	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of contracting with third parties to provide sales and marketing capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

•	the magnitude of our general and administrative expenses; and

•	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through the net proceeds from equity financings (such as the ATM Offering) or by out-licensing applications of Aramchol. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of Aramchol. This may raise substantial doubts about the Company’s ability to continue as a going concern.

Trend Information

We are a development stage company, and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Controls and Procedures

As a “foreign private issuer”, we are only required to conduct the evaluations required by Rules 13a-15(b) and 13a-15(d) of the Exchange Act as of the end of each fiscal year and therefore have elected not to provide disclosure regarding such evaluations at this time.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated November 6, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: November 6, 2019	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer